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SECUR 14041071 SION

SEC MAIL PROCESSING SECTION
RECEIVED
JUL 21 2014
WASH, D.C.
201

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31215

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING May 1, 2013 (MM/DD/YY) AND ENDING April 30, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: A & A Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1151 Gibson Road
(No. and Street)

Selah (City) | Washington (State) | 98942 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James W Humbard — 509.697.5651 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) | Northridge (City) | California (State) | 91324 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, James W Humbard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of A & A Securities, LLC, as of April 30, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of Washington
County of Yakima
Subscribed and sworn to (or affirmed) before me on this 23 day of June, 2014 by James W. Humbard proved to me on the basis of satisfactory evidences to be the person who appeared before me.

LISA V. LUGO
NOTARY PUBLIC
STATE OF WASHINGTON
COMMISSION EXPIRES
DEC. 27, 2014

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

Board of Directors
A&A Securities, LLC:

Report on the Financial Statements

We have audited the accompanying statement of financial condition of A&A Securities, LLC (the Company) as of April 30, 2014, and the related statements of income and member's equity and statement of cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of A&A Securities, LLC as of April 30, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 9 to the financial statements, the Company has suffered losses from operations and minimal revenue which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 9. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, and III is fairly stated in all material respects in relation to the financial statements as a whole.

Breard & Associates, Inc.
Certified Public Accountants

Seattle, Washington
July 2, 2014

A&A SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

APRIL 30, 2014

ASSETS

CURRENT ASSETS	
Cash	$ 126
Cash deposit with Clearing Organization	8,197
Accounts receivable	50
TOTAL ASSETS	$ 8,373
MEMBER EQUITY	$ 8,373

The accompanying notes are an integral part of the financial statements.

A&A SECURITIES LLC

STATEMENTS OF INCOME AND MEMBER EQUITY

YEAR ENDING APRIL 30,2014

REVENUE	Commissions	$	2,094
	Investment Income		0
	Total Revenue		2,094
Operating Expenses			6,129
IMPAIRMENT OF GOODWILL			(250,000)
NET INCOME (LOSS)			(254,035)
MEMBERS' EQUITY, beginning of year		$	258,388
MEMBERS' WITHDRAWALS			0
CAPITAL CASH CONTRIBUTION			4,020
MEMBERS' EQUITY, end of year		$	8,373

The accompanying notes are an integral part of these financial statements.

A&A SECURITIES LLC

STATEMENT OF CASH FLOWS

YEAR ENDED APRIL 30, 2014

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (loss)	$	(254,035)
Impairment of goodwill		250,000
Adjustments to reconcile net income to net flows		
Net Cash from operating activities		(4,035)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital Contributions		4,020
Proprietor Withdrawals		-
Net Cash From Financing Activities		4,020
NET INCREASE (DECREASE) IN CASH		(15)
CASH, beginning of year		141
CASH, end of year		$ 126

The accompanying notes are an integral part of these financial statements.

A&A SECURITIES LLC

NOTES TO FINANCIAL STATEMENT

APRIL 30, 2014 and 2013

(1) Summary of Significant Accounting Policies

Nature of Business

A&A Securities LLC (a limited liability company) is registered with the Securities and Exchange Commission as a Broker Dealer under the Securities Exchange Act of 1934 and Is a member of The Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. The Limited Liability Company serves clients primarily located in Eastern Washington State.
Revenue is earned by selling Stocks, Mutual Funds and Variable Annuities.

All securities transactions are cleared through another broker dealer on a fully disclosed basis. The Limited Liability Company does not hold or receive funds of subscribers of securities of issuers, and does not hold customers funds or securities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of asset and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Federal Income Tax

The Limited Liability Company is not a tax-paying entity for the purposes of Federal or State Income Tax. Accordingly, no provision has been made in these financial statements for federal income tax.

Revenue Recognition

The company recognizes commission income net of clearing fees on a trade date basis.

(2) Related Party Transactions

The Company uses, at no cost, office space and services provided by related businesses of the member manager.

It is possible the terms of certain related party transcations are not the same as those that would result for transactions among wholly unrelated parties.

(3) Net Capital Requirements

The Limited Liability Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to the net capital, both as defined, not to exceed 15 to 1. At April 30, 2014, the Company had net capital of $8,373 which was $3,373 in excess of its required net capital of $5,000. The Company had no aggregate indebtedness at April 30, 2014.

(4) Possession or Control Requirements

The Company adheres to the exemption provision of SEC rule 15c-3(k)(2)(ii) by having clients send all funds and securities to the correspondent broker dealer who carries the customer accounts. Therefore, the Company does not hold or have any possession or control of customer funds or securities.

(5) Goodwill

Goodwill was established at $1,000,000 when A&A Securities LLC was formed. Subsequent to formation the company became dormant during the year ending April 30, 2013. On advice of business brokers, goodwill has been written down to reflect the difference between a going concern generating a credible amount of revenue and an investment firm doing very little business.

As of April 30, 2014, the goodwill has been written off in full.

(6) Subsequent Events

At the date of the audit report for A&A Securities LLC, there were no subsequent events regarding debt issuance, business acquisition or capitalization of company.

(7) Advertising Expense

During the period ending, April 30, 2014, the broker dealer business incurred no advertising expense.

(8) Pending and Threatened Litigation

As of the audit report date, there is no pending or threatened litigation against the company or its members. Also, the company is not a party to any pending or threatened litigation.

(9) Going Concern

The company has had very little activity in recent years. This has resulted in substantial operating losses, which brings into question the Company's ability to continue as a going concern. To provide needed liquidity, the member will continue to capitalize the Company to fund its continued operations.

A&A SECURITIES LLC

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1

YEARS ENDING APRIL 30, 2014

Computation of Net Capital		
Total member equity		8,373
Non-allowable assets: securities not readily marketable		0
Net Capital	$	8,373
Aggregated Indebtedness	$	0
Computation of basic Net Capital requirement		
Minimum Net Capital requires greater of 6-2/3%		
Of total aggregate indebtedness	$	0
Minimum dollar Net Capital requirement of reporting		
Broker Dealer	$	5,000
Excess Net Capital	$	3,373
Net Capital less 10% of aggregate indebtedness	$	3,373
Percentage of aggregate indebtedness to Net Capital		0%
Reconciliation with Members' computation (included in		
Form X-17A-5, FOCUS Part II A)		
Net Capital as reported in Members' FOCUS report	$	3,373

There was no material difference between the net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 Dated April 30 2014.

See Independent Account's Report

A&A SECURITIES LLC

COMPUTATION FOR DETERMINATION OF RESERVE

REQUIREMENTS UNDER SEC Rule 15c3-3, Exemption Provision

April 30, 2014

The proprietorship claims exemption from reserve requirements of the rule 15c3-3

Under the following provision:

(k)(2)(ii) All customer transactions are cleared through another Broker/Dealer on a fully disclosed basis.

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
A&A Securities, LLC:

In planning and performing our audit of the financial statements of A&A Securities, LLC (the Company), as of and for the year ended April 30, 2014, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

WE FOCUS & CARE

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Control deficiencies are noted below under material weaknesses.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

The size of the business and the resultant limited number of employees imposes the practical limitations on the effectiveness of those internal control policies and procedures that depends on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at April 30, 2014, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Seattle, Washington
July 2, 2014